Wearable devices ltd.

2 Ha-Ta’asiya Street

Yokne’am Illit, 2069803 Israel

January 18, 2022

Via EDGAR

Patrick Faller

Mitchell Austin

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Re:	Wearable Devices Ltd. (the “Company,” “we,” “our” and similar terminology)
Draft Registration Statement on Form F-1
Submitted November 23, 2021
CIK No. 0001887673

Dear Sirs:

The purpose of this letter is to respond to the comment letter of December 21, 2021 received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned draft registration statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently confidentially submitting Amendment No. 1 to Form F-1 (“Amendment No. 1”).

Page references in our response are to Amendment No. 1.

Draft Registration Statement on Form F-1 submitted November 23, 2021

Table of Contents, page i

1.	You state that you have not independently verified the information contained in certain third-party publications. As this statement may imply an inappropriate disclaimer of responsibility with respect to the third-party information, please either delete this statement or specifically state that you are liable for such information.

Response: We have deleted the statement that we have not independently verified the information contained in certain third-party publications on page i in response to the Staff’s comment.

Prospectus Summary, page 1

2.	In order to provide context for the current stage of your business, please revise your summary to disclose your revenues and net loss for each period presented in your financial statements.

Response: We have revised our disclosure on page 1 to disclose our revenues and comprehensive and net loss for each of 2019, 2020 and the six months ended June 30, 2021.

3.	Please revise to disclose the basis for your assertions that your “technology is setting the standard input interface for the Metaverse” and that you have a “unique world-leading sensor to capture neural signals.” Refer to Item 4.B.7 of Form 20-F.

Response: We have revised our disclosure on page 1 and page 50 in response to the Staff’s comment.

Patrick Faller and Mitchell Austin

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

January 18, 2022

4.	You state that over 100 companies have purchased your Mudra Inspire development kit and that your objective with these companies is to commercialize your Mudra technology by licensing it for integration in the hardware and software of these companies’ products and services. Please revise to also disclose the number of companies that currently license your Mudra technology.

Response: We have revised our disclosure on page 1 and on page 50 in response to the Staff’s comment.

Risk Factors

The JOBS Act will allow us to postpone the date by which we must comply with..., page 24

5.	You state here that you are electing not to take advantage of the extended transition period for complying with new or revised accounting standards. Please expand your disclosure to clarify that your election to not use this extended transition period for complying with new or revised accounting standards is irrevocable.

Response: We have revised our disclosure on page 24.

Our internal control over financial reporting does not currently..., page 34

6.	The heading to this risk factor states that you have identified a material weakness in your financial reporting closing process. Please revise to describe the material weakness and the status of your remediation efforts. If the material weakness has not been fully remediated, revise to disclose how long you estimate it will take to complete your plan and disclose any associated material costs that you have incurred or expect to incur.

Response: We have revised our disclosure on page 34 in response to the Staff’s comment.

Results of Operations, page 43

7.	We note your disclosure on page 22 that you have foreign currency derivative instruments. Please revise your discussion of your results of operations to include information regarding the impact of foreign currency fluctuations on the Company, and the extent to which foreign currency net investments are hedged by currency borrowings and other hedging instruments. Refer to Item 5.A.3 of Form 20-F.

Response: We have revised our disclosure on page 22 to remove the reference to foreign currency derivative instruments because we do not currently hold and have not held any financial derivatives since our inception.

Revenues, page 43

8.	We note your disclosure related to a current pilot transaction, which you attribute as the primary source of your revenue increase for the six months ended June 30, 2021. Please provide a summary and file a copy of the related material contract as an exhibit to your registration statement. Refer to Item 10.C of Form 20-F and Item 601 of Regulation S-K.

Response: We respectfully advise the Staff that we do not believe the pilot transaction agreement to be a material agreement that is required to be described pursuant to Item 10.C. of Form 20-F or filed as an exhibit to Amendment No. 1 pursuant to Item 601(b)(10) of Regulation S-K. While the pilot transaction agreement was our primary source of revenue for the six months ended June 30, 2021, it was made in ordinary course of business (our company sells the Mudra Inspire to customers with some expansion in pilot transactions). Our company was not substantially dependent on this agreement, and we have fulfilled our obligations under the agreement.

Patrick Faller and Mitchell Austin

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

January 18, 2022

Liquidity and Capital Resources, page 46

9.	Separately analyze your ability to generate and obtain adequate amounts of cash to meet your requirements and your plans for cash in the short-term (the next 12 months from the most recent fiscal period end) and in the long-term (beyond the next 12 months), taking into account that you have disclosed that your existing cash is sufficient to support working capital and capital expenditure requirements through only March 2022. Refer to Item 5.B of Form 20-F.

Response: We have revised our disclosure on page 46 in response to the Staff’s comment.

Off-Balance Sheet Arrangements, page 48

10.	We note you have financing arrangements with the IIA for research and development grants whereby you owe accrued interest based on the LIBOR rate, which is expected to be discontinued after 2021. Please either disclose the risks associated with the discontinuation of LIBOR or explain to us why you believe the discontinuation of LIBOR is not a material risk to you.

Response: We have revised our disclosure on page 48 in response to the Staff’s comment.

Quantitative and Qualitative Disclosures about Market Risk, page 48

11.	Please revise your discussion of foreign currency exchange risk using one of the three alternatives for disclosure as required by Item 11 of Form 20-F, for this and any other material market risk.

Response: We have revised our disclosure on page 48 in response to the Staff’s comment.

Competition, page 63

12.	Please define your references to Tier1 and Tier2 companies.

Response: We have revised our disclosure on page 63 in response to the Staff’s comment.

13.	Please revise your disclosure to note that Apple has delivered its AssistiveTouch capability to users for controlling the Apple Watch.

Response: We have revised our disclosure on pages 17 and 63 in response to the Staff’s comment.

Intellectual Property, page 65

14.	We note you have one China patent application and your related risk factor disclosure on page 26. Please describe your China-based business operations in greater detail and expand your discussion of the risks relating to your China-based operations. Also, tell us the percentage of your revenue you generate from China-based customers.

Response: We have revised our disclosure on page 65 and page 66 in response to the Staff’s comment.

In 2019, 2020, and the six months ended June 30, 2021 the percentage of revenues of China-based customers was approximately 80%, 3%, 4%, respectively. In light of the current minimal China-based business operations, we do not believe that we require additional discussion of the risks relating to our China-based operations.

Patrick Faller and Mitchell Austin

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

January 18, 2022

Compensation, page 69

15.	You disclose that your equity incentive plan permits options to be granted and that you have granted options to date. Disclose any options granted to the persons comprising your directors and senior management together with the information specified in Item 6.E of Form 20-F.

Response: We have revised the compensation table on page 69 in response to the Staff’s comment.

Related Party Transactions, page 88

16.	Please disclose the terms of your financing agreements with Hubble Ventures Co., Ltd. and Alpha Capital Anstalt and the consideration you received in each case. Please also file a copy of each financing agreement (or confirm, with respect to Hubble Ventures Co., Ltd. that the Letter Agreement to be filed as Ex. 10.3 constitutes the entire financing agreement). Refer to Item 10.C of Form 20-F and Item 8 of Form F-1.

Response: We have revised our disclosure on page 88 to provide the terms of the financing agreements with Hubble Ventures Co., Ltd. (“Hubble”) and Alpha Capital Anstalt (“Alpha”) and the consideration we received in each case.

We note the Staff’s comment and respectfully advise that we do not believe either of the financing agreements to be a material agreement that is required to be filed as an exhibit to Amendment No. 1 pursuant to Item 601(b)(10) of Regulation S-K since neither still contains material terms to be performed in whole or in part.

The terms of the financing agreement with Hubble have been disclosed in Amendment No. 1. We have fulfilled all of our obligations to Hubble under the financing agreement, and Hubble’s purchase price under the financing agreement has been converted to 1,226,442 of our ordinary shares.

Similarly, the terms of the financing agreement with Alpha have been disclosed in Amendment No. 1. We have issued 444,091 ordinary shares to Alpha for their subscription amount. The financing agreement with Alpha provides Alpha with the right to a board observer and the right to prior written consent for an initial public offering of our ordinary shares, registered pursuant to an effective registration statement under the Securities Act, or the securities laws of another jurisdiction as determined by our board of directors, raising a gross amount of at least $10,000,000 and resulting in the listing of our ordinary shares on a trading market, which shall not include any market operated by OTC Markets, Inc. We have described both rights in Amendment No. 1. Besides these rights, which we do not believe are material since they will no longer be in effect upon completion of our initial public offering, we have no further obligations to Alpha under the financing agreement.

17.	You disclose that you have a financing agreement with Hubble Ventures Co., Ltd., an entity that is controlled by the Huawei Group. We note that the Bureau of Industry and Security (“BIS”) of the U.S. Department of Commerce has placed Huawei Technology Co., Ltd., and certain of its affiliates (collectively, “Huawei”), on the BIS’ Entity List. Please revise to disclose any business you have with Huawei and its affiliates, including any licenses granted or expected to be granted to Huawei and expand your risk factor disclosure to include any material risks related to your relationship with Huawei. Additionally, we note your statement that the Huawei Group will not be involved in certain aspects related to sensitive personal data maintained or collected on U.S. citizens by your U.S. businesses or with respect to critical technologies developed in the U.S. Expand your disclosure to explain the reason for these restrictions.

Response: We have revised our disclosure on page 88 in response to the Staff’s comment.

Patrick Faller and Mitchell Austin

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

January 18, 2022

Consolidated Financial Statements, page F-1

18.	We note your filing includes audited financial statements that will be older than 12 months on January 1, 2022. Since it appears this represents an IPO for your common shares, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit. Refer to Instruction 2 to Item 8.A.4.

Response: We have filed our representations as Exhibit 99.1 in response to the Staff’s comment.

Note 2. Significant Accounting Policies

f. Revenue recognition, page F-9

19.	Please revise your disclosure to clarify the nature of the pilot transaction with the related party and the Mudra Inspire product arrangements. Disclose your revenue recognition policies for each, clearly indicating when revenue is recognized and the significant payment terms.

Response: We have revised our disclosure on page F-9 in response to the Staff’s comment.

20.	In your sales arrangements containing multiple distinct performance obligations, tell us how you concluded the license is distinct and has standalone value under ASC 606-10-25-19 through 25-22, specifically addressing ASC 606-10-25-19a. Furthermore, disclose and explain the specific nature and terms of your licensing agreement.

Response: We have revised our disclosure on page 57 and F-9 in response to the Staff’s comment.

Our application programming interface (the “API”) access is distinct and has a standalone value, and therefore, we recognized two distinct performance obligations.

We provide our business-to-business (B2B) customers access to our technology through the Mudra Inspire development kit. This access allows the customer to evaluate the device hardware, design, form factor and appearance using the Mudra Inspire wristband, and through the API, which grants access to developing new applications based on the Mudra gesture set. The API access is valid for one year, and for research and development purposes only. It does not grant any commercial rights.

The Mudra Inspire wristband, the hardware element of the Mudra Inspire development kit, is worn on the wrist. We provide several applications which the customer can use with the wristband. These applications contain a dashboard for calibrating the classification algorithm to the user’s specific wrist physiology, creating multiple user profiles, and visually viewing the gestures and signals. Additional separate applications enable the customer to use our gestures to control digital elements using discrete gestures, continuous gestures, and fingertip pressure. Therefore, it allows the customer to evaluate the hardware device using simple interactive applications.

The Mudra Inspire’s API, the software element of the Mudra Inspire development kit, can be used by the customer to develop their own applications. The API contains several callback functions which allow access to the gestures and device data, thus, the customer can develop applications for control or monitor. Such applications can be controlled using digital devices by the customer, through the Mudra Inspire wristband, or using software commands. These applications may be standalone applications, or software applications which integrate to the customer’s product or service. As it can be seen, the API can be separately used to develop software applications for comparison or enhancement of the user experience and to research which gesture should be bound to a control function to achieve the best user experience for the user who performs control and operation tasks on a digital device.

Between June 2019 to June 2020, we gave our customers the option to purchase the Mudra Inspire wristband and the several applications mentioned above on our website, www.getmudra.com, for the same price that it is currently priced as part of the Mudra Inspire development kit bundle, alongside the option to purchase a development kit bundle. We decided to stop the sales of the hardware individually in order to better support our business model of the Mudra Inspire development kit, which is to be the first point of engagement with B2B clients to validate our technology.

Patrick Faller and Mitchell Austin

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

January 18, 2022

If we had to recognize revenues of the hardware element in the Mudra Inspire development kit bundle in the same way we recognized the revenues from the API access (i.e. over one year), the total impact (in thousands) on the statements of operations in the reporting periods would have been immaterial (increasing (decreasing) revenues in 2019, six months ended June 30, 2020, 2020 and the six months ended June 30, 2021, by (3), 1, (1) and 1, respectively) and the total impact (in thousands) on the balance sheets (deferred revenues) would have been immaterial (increasing deferred revenues as of December, 31, 2019 and 2020 and June 30, 2021, by 3, 4 and 3, respectively).

Note 6. Shareholders’ Deficit

b. Share-based compensation, page F-13

21.	Please disclose how you estimate the fair value of your common stock underlying the valuation of the options granted. Describe the methods and material assumptions used to determine your common stock fair value. In addition, once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response: We have revised our disclosure in Note 6b on page F-13 in response to the Staff’s comment. We also confirm that once an estimated offering price or range is available, we will provide the Staff with an explanation on determination of the fair value of the ordinary shares underlying the valuation of the options granted and the reasons for any differences between the recent valuations of our ordinary shares leading up to the initial public offering and the estimated offering price.

Exhibits

22.	We note that you have research and development agreements with the Israeli Innovation Authority and a sales and market agreement with the Israeli Ministry of Economy and Industry. Please file these agreements or advise. See Item 601 of Regulation S-K.

Response: We note the Staff’s comment and respectfully advise that we do not believe that either the research and development agreements with the Israeli Innovation Authority (the “IIA”) or the sales and market agreement with the Israeli Ministry of Economy and Industry (the “IMEA”) is a material agreement that is required to be filed as an exhibit to Amendment No. 1 pursuant to Item 601(b)(10) of Regulation S-K.

The research and development agreements with the IIA indicate the amount of the grant and restate provisions of the Law for the Encouragement of Industrial Research and Development - 1984 regarding royalty payments on other similar matters, which we have disclosed in Amendment No. 1. Moreover, our only obligation, which is also disclosed in Amendment No. 1, is the requirement to pay royalties at the rate of 3%-3.5% on sales of products developed with the funds provided by the IIA, up to an amount equal to 100% of the IIA research and development grants received, linked to the dollar including accrued interest at the LIBOR rate. We do not believe that this obligation is material.

Similarly, the sales and market agreement with the IMEA indicates the amount of the grant for approved marketing expenses and restates the conditions for approval of expenses. The sales and market agreement provides for a small grant in the amount of $94,000. We do not believe that the amount of the grant is a material amount.

Patrick Faller and Mitchell Austin

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

January 18, 2022

General

23.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We respectfully advise the Staff that we have not undertaken any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. Should we undertake any such written communication following the submission of this letter, we will supplementally provide the Staff with a copy of any such written communications made to potential investors in reliance on Section 5(d) of the Securities Act. We respectfully request that the Staff destroy such materials, if any, upon completion of its review.

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If you have any questions or require additional information, please call our attorneys Howard Berkenblit at (617) 338-2979 or Oded Har-Even at (212) 660-5002, of Sullivan & Worcester LLP.

Sincerely,

WEARABLE DEVICES LTD.

By:	/s/ Asher Dahan
Asher Dahan Chief Executive Officer